TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

RECEIVED

3 April 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07022517

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Assistant Company Secretary

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Encl.

dlw 4/10

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2007\Correspondence\C- SEC Letter - March 07 return - 3Apr07.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Appointment of Directors to Subsidiary Board	SE Announcement	02-Mar-2007	✓				✓	Filed with SEC on 2 March 2007
Director/PDMR Shareholding	SE Announcement	07-Mar-2007	✓				✓	Filed with SEC on 7 March 2007
Holding(s) in Company	SE Announcement	09-Mar-2007	✓				✓	Filed with SEC on 9 March 2007
Holding(s) in Company	SE Announcement	12-Mar-2007	✓				✓	Filed with SEC on 13 March 2007
Change of Adviser	SE Announcement	13-Mar-2007	✓				✓	Filed with SEC on 13 March 2007
Director/PDMR Shareholding	SE Announcement	16-Mar-2007	✓				✓	Filed with SEC on 16 March 2007
Holding(s) in Company	SE Announcement	19-Mar-2007	✓				✓	Filed with SEC on 19 March 2007
Holding(s) in Company	SE Announcement	19-Mar-2007	✓				✓	Filed with SEC on 19 March 2007
Holding(s) in Company	SE Announcement	21-Mar-2007	✓				✓	Filed with SEC on 21 March 2007
88(2) - Lloyds TSB Registrars Corporate Nominee - 7,391 shares	Co House Forms	02-Mar-2007		✓				
88(2) - Various - 14,284 shares	Co House Forms	16-Mar-2007		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 2,087 shares	Co House Forms	26-Mar-2007		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 11,163 shares	Co House Forms	30-Mar-2007		✓				

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,448	3,068	2,647
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£9.34	£10.053

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 11,163
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,163

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 30 March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/OPD/E1458 Tel: 01903 833562

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	15	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,087		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£9.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,087
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,087

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 26 March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/OPD/E1418	Tel: 01903 833570
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,766	243	1,231
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	473p	568p	548p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 16 March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Lloyds TSB Registrars, The Causeway Worthing, West Sussex. BN99 6DA ESP/Allotment Team/GW/6578 Tel: 01903 833111 Fax: 01903 833277 DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	03	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,344	3,543	4,004
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 14,284
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **14,284**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 16 March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/GW/6578 Tel: 01903 833111	 Fax: 01903 833277
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year
From	16	02	2007
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary		
Number allotted	3,270	4,121		
Nominal value of each share	97 17/19p	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£7.20		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd. Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	7,391
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,391

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Fiona Powell **Date** 2 March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

END

ESP-EXEC/OPD/E1280 Tel: 01903 833570

DX number DX exchange